SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 2

Multi-Manager Portfolio, LLC
(formerly, Growth Capital Portfolio, LLC)
(Name of Issuer)
Multi-Manager Portfolio, LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)
N/A
(CUSIP Number of class of securities)

Maria Elena Lagomasino	With a copy to:
c/o GenSpring Family Offices, LLC 3801 PGA Boulevard, Suite 555 Palm Beach Gardens, Florida 33410	Kenneth Gerstein, Esq. Schulte Roth & Zabel, LLP 919 Third Avenue New York, NY 10022 (212) 756-2533
(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement
(September 14, 2011)

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO of the Multi-Manager Portfolio, LLC (the “Portfolio”) relating to an offer to purchase (the “Offer”) up to $208,840,800 of limited liability company interests (“Interests”) in the Portfolio or portions thereof pursuant to tenders by members of the Portfolio at their estimated net asset value as of June 30, 2011 and originally filed with the Securities and Exchange Commission on March 22, 2011 and amended April 21, 2011, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.
The Offer terminated at 12:00 midnight, Eastern time, on May 5, 2011 (the “Repurchase Request Deadline”). Pursuant to the Offer, $202,781,931.07 of Interests were tendered and accepted by the Portfolio.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2011 Multi-Manager Portfolio, LLC
By:	/s/ Maria Elena Lagamasino
	Name:	Maria Elena Lagamasino
	Title:	President and Chief Executive Officer